UNIVERSE PHARMACEUTICALS INC

June 12, 2020

Via Edgar

Mr. Paul Fischer

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Universe Pharmaceuticals INC
Draft Registration Statement on Form F-1
Submitted on April 24, 2020
CIK No. 0001809616

Dear Mr. Fischer:

This letter is in response to the letter dated May 20, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Universe Pharmaceuticals INC (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement No. 1”) is being submitted confidentially to accompany this letter.

Overview, page 1

1. We note your disclosure that Jiangxi Universe has "100% control," indicating contractual control, over your operating subsidiary, Universe Trade. However, at page 5 and F-7 you state that Jiangxi Universe has 100% equity ownership in Universe Trade. Please clarify throughout your disclosure if any entity is controlled by contractual arrangements, instead of 100% equity ownership.

In response to the Staff’s comments, we revised our disclosures on pages 1 and 36 of the Amended Draft Registration Statement No.1 to clarify that Jiangxi Universe has 100% equity ownership in Universe Trade.

2. We note Jiangxi Universe Pharmaceuticals Commercial Trade Co., Ltd. (“Universe Trade”) handles the sales and distribution of the pharmaceutical products manufactured by Jiangxi Universe including third party supplier products. Disclose all material sales and distribution agreements and file these agreements as exhibits to your registration statement. Please refer to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, we filed a form sales and distribution agreement as exhibit 10.7 to the Amended Draft Registration Statement No.1.

Our History and Corporate Structure, page 2

3. Please revise to include summary disclosure briefly disclosing your corporate history.

In response to the Staff’s comment, we revised our disclosures on page 2 to include a summary of our corporate history.

4. It appears that "Universe Commercial" as described on your chart, is referred to as "Universe Trade" throughout your prospectus. Please reconcile.

In response to the Staff’s comment, we revised our disclosures on pages 3 and 35 of the Amended Draft Registration Statement No.1.

5. Disclose your affiliated entity, Foshan Shangyu Investment Holding Co., Ltd., controlled by your controlling shareholder Mr. Gang Lai, and its business purpose and operations.

In response to the Staff’s comments, we revised our disclosures on pages 2 and 34 of the Amended Draft Registration Statement No.1.

Risk Factors

Risks Related to Doing Business in China, page 18

6. Please add a risk factor that addresses the limitations on the ability of U.S. regulators to conduct investigations and inspections within China and a risk factor pertaining to the difficulty that U.S. stockholders would face in effecting service of process against your officers. Such disclosure should address the risk U.S. stockholders face in:

●	effecting service of process within the United States on your officers;

●	enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officers;

●	enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against your officers; and

●	bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officers.

In response to the Staff’s comment, we revised our disclosures on page 18 of the Amended Draft Registration Statement No.1.

Risks Related to Our Business and Industry

Our business may be materially and adversely affected if any of our PRC subsidiaries declare bankruptcy or become subject a dissolution or, page 19

7. Disclose how your consolidated operations are categorized by the Catalogue for Encouraged Foreign Investment (2019 Revision), and the Special Administrative Measures for the Access of Foreign Investment (Negative List) (Edition 2019). Further discuss risks to your operations and structure under The Foreign Investment Law of the People’s Republic of China which became effective on January 1, 2020, and how this "may materially impact the viability of [y]our current corporate structure, corporate governance business operations in many aspects." Finally, present this disclosure under a separate specific risk factor heading as appropriate.

In response to the Staff’s comment, we revised our disclosures on page 19 of the Amended Draft Registration Statement No.1.

Value Chain Analysis, page 59

8. Clarify whether your reference beneath the diagram to "The Group," is to a competitor, or a hypothetical company.

In response to the Staff’s comment, we revised our disclosures on pages 59 and 62 of the Amended Draft Registration Statement No.1.

Trademarks, page 73

9. Clarify whether the figures correlating to trademark numbers 3279793, 3279794, and 3279795 constitute the trademark titles.

We respectfully advises the Staff that the figures correlating to trademark numbers 3279793, 3279794 and 3279795 constitute the trademark titles.

Regulation in relation to medical device registration, page 78

10. Please revise the final paragraph to indicate whether the Class I, Class II, and Class III medical devices you sell are as defined by the United States FDA, or by applicable Chinese authority.

In response to the Staff’s comment, we revised our disclosures on page 78 of the Amended Draft Registration Statement No.1.

Management, page 85

11. Please revise to indicate the particular area of expertise or other relevant qualification that led to the nomination of your independent director nominees.

In response to the Staff’s comment, we revised our disclosures on page 85 of the Amended Draft Registration Statement No.1.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

General, page F-8

12. On page 18 you disclose that you were not in compliance with certain regulations prior to April 2020. Please disclose whether you have recorded a liability for outstanding contributions and possible late charges, and the accounting policy underlying your determination.

We respectfully advise the Staff that prior to April 2020, we did not make employee benefit contributions for six full-time employees based outside of our headquarters in Ji’an, Jiangxi Province, and these employees elected to participate in similar local benefit plans. However, this practice was not in compliance with relevant labor regulations that require us to pay employee benefit contributions for all our full-time employees to the local labor and social welfare authority where our headquarters are located. From the start dates of these six employees’ employment with us up to the end of March 2020, the aggregate amount of possible underpayment of employee benefit contributions for these six employees was estimated to be around $39,000 (RMB 270,000), with an estimated maximum penalty of approximately $22,000 (RMB 150,000). Therefore, the aggregated amount of potential liability related to this noncompliance is estimated to be $61,000 (RMB 420,000) (including the underpayment and potential penalty of approximately $12,000 and $11,000 for the years ended September 30, 2019 and 2018, respectively. Such amount accounted for only 0.1% and 0.0% of the total assets, and 0.2% and 0.1% of the total liabilities as of September 30, 2019 and 2018, respectively, with potential impact on the pre-tax income by approximately 0.1% and 0.1% for the years ended September 30, 2019 and 2018, respectively). We did not record an accrual for the underpayment and potential penalty because the amount is considered immaterial and it is unclear whether or not these underpayment and penalty will ever be enforced against us. We have not received any notice from the relevant authority on this matter. Starting April 2020, we have been making required contributions to employee benefit plans for all of our full-time employees in accordance with applicable PRC laws and regulations.

In response to the Staff’s comment, we further revised our disclosures to Note 2 - Summary of Significant Accounting Policies, on page F-14 of the Amended Draft Registration Statement No.1, as follows:

EMPLOYEE DEFINED CONTRIBUTION PLAN

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying statements of income and comprehensive income amounted to $274,091 and $256,635 for the years ended September 30, 2019 and 2018, respectively.

General

13. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We respectfully advise the Staff that neither we nor anyone authorized to do so on our behalf has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of our securities. We undertake to provide to the Staff copies of any such written communications that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

14. We note that you have checked the Rule 415 box on your outside cover page, yet disclosures elsewhere indicate that this is a firm commitment, underwritten offering. Please advise or revise.

We respectfully advise the Staff this offering is a firm commitment, underwritten offering. The Rule 415 box on the outside cover page is checked because we have agreed to issue warrants to the underwriter in connection with this offering, and therefore some securities being registered on our Form F-1 are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Gang Lai
Name: Gang Lai
Title: Chief Executive Officer, Chairman, and Director

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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